United States securities and exchange commission logo





                             February 22, 2021

       Michael Racich
       Chief Financial Officer
       Jaws Acquisition Corp.
       1601 Washington Avenue, Suite 800
       Miami Beach, Florida 33139

                                                        Re: Jaws Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 25,
2021
                                                            File No. 333-252414

       Dear Mr. Racich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1.                                                   Please revise the cover
page to:
                                                            disclose the
expected ownership percentages in the combined company of Jaws'
                                                            public
shareholders, the Sponsor, the Seller and the PIPE Investors if the business combination is
approved and consummated;
                                                            quantify the
business combination consideration; and
                                                            to highlight to
dual class structure of the combined company.
       Summary of the Proxy Statement/Prospectus, page 12

   2. Please advise whether you will be a controlled company under NYSE rules after the business combination.
If so, please include appropriate disclosure in the Summary,
 Michael Racich
FirstName LastNameMichael  Racich
Jaws Acquisition Corp.
Comapany22,
February  NameJaws
            2021     Acquisition Corp.
February
Page 2 22, 2021 Page 2
FirstName LastName
         provide risk factor disclosure of this status, and disclose the corporate governance exemptions available to a controlled company.
3. Please disclose the composition of the board of directors after consummation of the business combination in relation to members associated with each of the pre-acquisition entities.
4. Please disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your Class A and/or Class B common stock following the business combination.
Overview of PCIH, page 13

5. Please revise your disclosure in the Summary to balance your discussion of PCIH's track record and growth potential with disclosure regarding its history of operating losses and the competitive landscape in the industry. In this regard, we note your statements that the company is "uniquely positioned" to address stated healthcare challenges and to serve beneficiaries in underserved communities, but you have not explained why this is the case.
         In addition, you note the company's NPS score of 70 compared to the average primary care provider score of -1, but have not provided the average score of direct competitors in the value based case/capitated contracts sector.
6. We note your disclosure that you employ 168 providers, including physicians, and have affiliate relationships with 472 physicians as of September 30, 2020. In light of your disclosure in the Regulation section of the document, including regulations prohibiting the corporate practice of medicine and fee-splitting, please revise your disclosure in the
         Summary and in the Information about Cano Health section of the document to clearly explain the relationship the company has with both employed and affiliated physicians, including a discussion of agreements in place governing those relationships.
7. We note your statements that you plan to build 15 to 20 de novo medical centers annually and have a pipeline of more than 100 acquisition targets. In light of PCIH's history of net losses, please explain how the company plans to fund its aggressive expansion strategy.
8. We note your mention of "quality-driven bonuses" and "financial incentives aligned with clinical outcomes" on pages 17-18 of the Summary and elsewhere. Please provide further detail regarding the setting and calculation of these bonuses and incentives and how they correlate to clinical outcomes of patients.
Strong history of financial performance, page 14

9. We note your use of non-GAAP financial metrics. Please revise this section and your similar disclosure on page 301 to comply with Item 10(e)(1)(i)(A) of Regulation S-K rather than providing a cross-reference to MD&A.
 Michael Racich
FirstName LastNameMichael  Racich
Jaws Acquisition Corp.
Comapany22,
February  NameJaws
            2021     Acquisition Corp.
February
Page 3 22, 2021 Page 3
FirstName LastName
10+ Year History of Growth Becoming a National Platform, page 17

10. We note your graphic in this section indicating that Cano Health plans to expand to New
         Mexico, Arizona and Oregon, among other states. Please revise your disclosure to discuss
         Cano Health's plans to expand into the states indicated on the graphic. Alternatively, please remove or modify this graphic to reflect the states where Cano Health is currently active.
Direct Contracting Opportunity, page 25

11. Please revise to provide the basis for your statement that direct contracting may triple the value-based Medicare market to $800 billion and include the time period over which the value-based Medicare market is expected to triple.
Related Agreements, page 31

12. We note your disclosure on page 31 that each holder of PCIH Common Units shall be entitled at any time to exchange all or any portion of its PCIH Common Units for a number of Class A common stock determined to a disclosed formula. However, in the letter to Jaws shareholders you state that such exchange may also be made for cash. Please clarify. In addition, please state how such cash payments would be made, and address the potential for dilution in the event Units are exchanged for Class A common stock.
Organizational Structure, page 33

13. In relation to the diagram depicting the organizational structure immediately following the completion of the Domestication and the Business Combination, please clearly state that you will be a holding company and that, upon consummation of the business combination, your principal asset will be the PCIH Common Units.
Tax Receivable Agreement, page 182

14. Please revise here and throughout to: (i) clarify who the "certain parties" referred to in this section are and (ii) disclose the term of the agreement.
Jaws Board   s Reasons for the Approval of the Business Combination, page 189

15. Please provide more details in this section regarding the financial and valuation analyses reviewed by the Jaws Board before the Board reached its decision to approve the Business
         Combination. In your revisions, please discuss whether the Jaws' board evaluated comparable public companies or recent M&A transactions as a part of its financial analysis. In addition, please discuss how Jaws determined that PCIH had a pre-transaction enterprise valuation of $5.0 billion and the factors that led the parties to agree to a reduced pre-transaction enterprise value of $4.0 billion.
 Michael Racich
FirstName LastNameMichael  Racich
Jaws Acquisition Corp.
Comapany22,
February  NameJaws
            2021     Acquisition Corp.
February
Page 4 22, 2021 Page 4
FirstName LastName
Certain Company Projected Financial Information , page 192

16. Please tell us how you considered Item 10(b)(3) of Regulation S-K as it relates to the disclosure of the significant assumptions underlying your projected financial information.
Liquidity and Capital Resources, page 273

17. Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit
your subsidiaries   ability to
         pay dividends or make other distributions to the parent company. Please refer to Item
         303(a)(1) of Regulation S-K.
18. Please revise your liquidity disclosures to address the Tax Receivable Agreement, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note your statements that you expect the future payments under the agreement may be substantial. This information should also be disclosed in the Summary and in the Risk Factor starting at the bottom of page 119.
Description of Indebtedness, page 312

19. Please revise this section to state the aggregate amount of indebtedness that is currently outstanding.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cano Health
Non-GAAP Financial Metrics, page 343

20. As it relates to your adjustments for de novo losses and corporate development payroll costs, please tell us how you considered Question 100.01 of the Non-GAAP Financial
         Measures Compliance & Disclosure Interpretations.
Interim Financial Statements of Primary Care (ITC) Intermediate Holdings, LLC and
Subsidiaries
13. Related Party Transactions
Humana Relationships, page F-66

21.      Please disclose the significant terms of the Humana Affiliate Provider
("HAP")
         agreements. In addition, explain to us how you determined the appropriate accounting for the administrative payments you are receiving from Humana and for the use of Humana owned or leased facilities.
22. As a related matter, please tell us how you considered the requirement to state related party amounts on the face of the financial statements, as set forth in Rule 4-08(k) of
         Regulation S-X.
 Michael Racich
FirstName LastNameMichael  Racich
Jaws Acquisition Corp.
Comapany22,
February  NameJaws
            2021     Acquisition Corp.
February
Page 5 22, 2021 Page 5
FirstName LastName
Audited Financial Statements of Primary Care (ITC) Intermediate Holdings, LLC and
Subsidiaries
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-79

23. You disclose that capitation fees are paid on an interim basis based on submitted enrolled member data for the previous year and are adjusted in subsequent periods after the final data is compiled by the CMS and communicated to you. You also disclose that your transaction price is variable and depends upon the terms of the arrangement provided by or negotiated with the health plan. Please clarify your accounting policy with respect to variable consideration, including whether you include any adjustment for projected member acuity and quality metrics in your calculation of the transaction price. Please also clarify whether and how this interacts with the Medicare Risk Adjustments included within your Accounts Receivable.
Accounts Receivable, net of Unpaid Service Provider Costs, page F-81

24. Please revise to provide a break-out of your gross accounts receivable balance and the amount of unpaid service costs offset against such receivables to support the net amount shown on the face of your balance sheet. Please also disclose the composition of your accounts receivable and the associated payment terms of your revenue contracts. In this regard, we note your disclosure that your capitation fees are generally paid in advance;
         however, you appear to have a significant accounts receivable balance.
10. Due to / from Seller, page F-94

25. Please explain why it is appropriate to classify bonuses as transaction costs and other.
Exhibits

26. Please file an opinion as to the material tax consequences of the domestication and the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal
         Bulletin No. 19.
27. Please file the employment agreements with Drs. Hernandez and Aguilar and Mr.
         Armstrong as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-
         K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Racich
Jaws Acquisition Corp.
February 22, 2021
Page 6

       You may contact Michael Fay at 202-551-3812 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Racich
                                                          Division of
Corporation Finance
Comapany NameJaws Acquisition Corp.
                                                          Office of Life
Sciences
February 22, 2021 Page 6
cc:       Peter Seligson
FirstName LastName